PetroLogistics LP

PetroLogistics Finance Corp.

PL Propylene LLC

600 Travis Street, Suite 3250

Houston, Texas 77002

July 15, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	PetroLogistics LP (File No. 333-190106)
PL Propylene LLC (File No. 333-190106-01)
PetroLogistics Finance Corp. (File No. 333-190106-02)
Request for Withdrawal of Form RW for Registration Statement on Form S-3

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, PetroLogistics LP (the “Partnership”), PL Propylene LLC and PetroLogistics Finance Corp. (each a “Co-Registrant” and collectively, the “Co-Registrants”) respectfully request the immediate withdrawal of the Registration Statement on Form S-3 (File Nos. 333-190106, 333-190106-01 and 333-190106-02) with respect to the Co-Registrants, together with all exhibits thereto (the “Registration Statement”), which was declared effective by the Securities and Exchange Commission on September 18, 2013.

The Co-Registrants are requesting the withdrawal of the Registration Statement because on May 27, 2014, the Partnership entered into an Agreement and Plan of Merger and Membership Interest Transfer Agreement, by and among Flint Hills Resources, LLC (“Flint Hills”), FHR Propylene, LLC (“Merger Sub”), the Partnership, PetroLogistics GP LLC and Propylene Holdings LLC, pursuant to which Merger Sub will merge with and into the Partnership (the “Merger”).  Upon the consummation of the Merger, the Partnership will be an indirect subsidiary of Flint Hills.  The Co-Registrants confirm that no securities were, or will be, sold pursuant to the Registration Statement.

Thank you for your assistance in this request.  If you have any questions or require any further information, please contact John P. Johnston of Vinson & Elkins L.L.P. at 212-237-0039.

[Signature Page Follows]

Sincerely,

PETROLOGISTICS LP

By: PETROLOGISTICS GP LLC, its General Partner

/s/ Richard Rice
Name:	Richard Rice
Title:	Senior Vice President, General Counsel and Corporate Secretary

PETROLOGISTICS FINANCE CORP.

/s/ Richard Rice
Name:	Richard Rice
Title:	Corporate Secretary

PL PROPYLENE LLC

By:	PETROLOGISTICS LP, its Sole Member

By:	PETROLOGISTICS GP LLC, its General Partner

/s/ Richard Rice
Name:	Richard Rice
Title:	Senior Vice President, General Counsel and Corporate Secretary